UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): September 16, 2014

VENTAS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	1-10989	61-1055020
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

353 N. Clark Street, Suite 3300, Chicago, Illinois	60654
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (877) 483-6827

Not Applicable
Former Name or Former Address, if Changed Since Last Report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒         Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐           Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐           Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐           Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.                                         Other Events.

As previously announced, in June 2014, Ventas, Inc. (“Ventas” or the “Company”) entered into a definitive agreement to acquire all of the outstanding shares of American Realty Capital Healthcare Trust, Inc. (“HCT”) in a stock and cash transaction valued at approximately $2.9 billion, or $11.33 per HCT share, including investments expected to be made by HCT prior to completion of the acquisition, the majority of which have now been completed. The Company expects to fund the transaction through the issuance of its common stock, valued at $67.13 per share (for aggregate consideration of between $1.8 billion and $2.0 billion), the assumption of debt and cash. Completion of the transaction is subject to the approval of HCT stockholders and customary closing conditions. Ventas expects to complete the HCT transaction during the fourth quarter of 2014, although there can be no assurance as to whether or when the transaction will be completed.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, the Company expects to prepare and file with the Securities and Exchange Commission a registration statement on Form S-4, which will contain a proxy statement of HCT and a prospectus of the Company, and each party will file other documents with respect to the Company’s proposed acquisition of HCT. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION, INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by the Company and HCT with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by the Company with the SEC are also available free of charge on the Company’s website at www.ventasreit.com, and copies of the documents filed by HCT with the SEC are available free of charge on HCT’s website at www.archealthcaretrust.com.

Participants in Solicitation Relating to the Merger

The Company and HCT and their respective directors and executive officers may be deemed participants in the solicitation of proxies from HCT’s stockholders in respect of the proposed transaction. Information regarding the Company’s directors and executive officers can be found in the Company’s definitive proxy statement for the Company’s 2014 annual meeting of stockholders, filed with the SEC on April 4, 2014. Information regarding HCT’s directors and executive officers can be found in HCT’s definitive proxy statement for HCT’s 2014 annual meeting of stockholders, filed with the SEC on April 28, 2014. Additional information regarding the interests of such potential participants will be included in the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed transaction when they become available. These documents are available free of charge on the SEC’s website and from the Company or HCT, as applicable, using the sources indicated above.

Item 9.01.                                         Financial Statements and Exhibits.

(a)  Financial Statements of Businesses Acquired.

The unaudited consolidated financial statements of HCT as of June 30, 2014 and for the three and six months ended June 30, 2014 and 2013 are filed herewith as Exhibit 99.1 and incorporated in this Item 9.01(a) by reference.

The audited consolidated financial statements of HCT as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013 are filed herewith as Exhibit 99.2 and incorporated in this Item 9.01(a) by reference.

(b)  Pro Forma Financial Information.

The unaudited pro forma condensed consolidated financial statements of Ventas as of and for the six months ended June 30, 2014 and for the year ended December 31, 2013, giving effect to the HCT transaction, are filed herewith as Exhibit 99.3 and incorporated in this Item 9.01(b) by reference.

(c)  Shell Company Transactions.

Not applicable.

(d)        Exhibits:

Exhibit Number	Description

23.1	Consent of Grant Thornton LLP.

99.1	Unaudited consolidated financial statements of HCT as of June 30, 2014 and for the three and six months ended June 30, 2014 and 2013.

99.2	Audited consolidated financial statements of HCT as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013.

99.3	Unaudited pro forma condensed consolidated financial statements of Ventas as of and for the six months ended June 30, 2014 and for the year ended December 31, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VENTAS, INC.

Date: September 16, 2014	By:	/s/ Kristen M. Benson
Kristen M. Benson
Senior Vice President, Associate General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Grant Thornton LLP.

99.1	Unaudited consolidated financial statements of HCT as of June 30, 2014 and for the three and six months ended June 30, 2014 and 2013.

99.2	Audited consolidated financial statements of HCT as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013.

99.3	Unaudited pro forma condensed consolidated financial statements of Ventas as of and for the six months ended June 30, 2014 and for the year ended December 31, 2013.